                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
                                (FINAL AMENDMENT)

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              NAB ASSET CORPORATION
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                              NAB ASSET CORPORATION
         CHARLES E. BRADLEY, SR., CHARLES E. BRADLEY, JR., JAMES GARDNER
                        CONSUMER PORTFOLIO SERVICES, INC.
                        STANWICH FINANCIAL SERVICES CORP.
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                          COMMON STOCK, PAR VALUE $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628712200
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                   ALAN FERREE
          CHIEF FINANCIAL OFFICER, SENIOR VICE PRESIDENT AND SECRETARY
                              NAB ASSET CORPORATION
                      4144 N. CENTRAL EXPRESSWAY, SUITE 800
                               DALLAS, TEXAS 75204
                                 (214) 860-1882
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                             ROBERT E. CRAWFORD, JR.
                             CHRISTOPHER D. WILLIAMS
                         WINSTEAD SECHREST & MINICK P.C.
                     1201 ELM STREET, 5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                                 (214) 745-5120
--------------------------------------------------------------------------------

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                                  INTRODUCTION

         This final amendment amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by NAB Asset Corporation, Charles E. Bradley, Sr., Charles E. Bradley, Jr., James Gardner, Consumer Portfolio Services, Inc. and Stanwich Financial Services Corp. on April 16, 2001, as amended and supplemented by Amendment No. 1 thereto filed June 15, 2001, and by Amendment No. 2 thereto filed August 13, 2001 (as amended and restated, the "Statement"), in connection with the proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") by NAB Asset Corporation on April 16, 2001, as amended June 15, 2001 and July 16, 2001, and the definitive proxy statement on Schedule 14A filed with the SEC by NAB Asset Corporation on August 13, 2001 (the "Proxy Statement").

         This final amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Except as set forth in this final amendment, all information in this Statement remains unchanged. Terms used but not defined in the Statement shall have the meanings set forth in the Proxy Statement.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

         The Company distributed ballots to its shareholders on August 15, 2001, requesting that each shareholder vote on a prepackaged plan of reorganization (the "Plan of Reorganization"), pursuant to the stock purchase described in the Proxy Statement (the "First Amended and Restated Agreement"). The holders of more than two-thirds of the Company's issued and outstanding common stock approved the Plan of Reorganization and the transactions described in the Proxy Statement as required by the U.S. Bankruptcy Code. On September 26, 2001 (the "Petition Date"), the Company filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the "Bankruptcy Court"). On October 30, 2001, the Bankruptcy Court approved the Plan of Reorganization and the transactions contemplated thereby.

         The First Amended and Restated Agreement provided that, as a condition to Centex Financial's obligations to close the transactions, certain claims associated with litigation initiated by certain third parties in California against SFSC, the Company and other defendants (the "Class Action Litigation") had to have been estimated by the Bankruptcy Court in the aggregate at a nominal amount. Due to complications associated with the Class Action Litigation, Centex Financial, SFSC, the Company and the plaintiffs in the Class Action Litigation entered into discussions to settle the Class Action Litigation as it relates to the Company and certain obligations of SFSC. On November 21, 2001, the Company, Centex Financial and SFSC entered into a second amended and restated stock purchase agreement (the "Second Amended and Restated Agreement").

         Pursuant to the terms of the Second Amended and Restated Agreement, SFSC agreed to indemnify and hold harmless the Company and Centex Financial and their affiliates from liabilities stemming from the Class Action Litigation for amounts not to exceed $6,700,000. The Second Amended and Restated Agreement also provides that the Company may offset amounts paid in connection with the Class Action Litigation against amounts owed under the outstanding promissory notes payable by the Company to SFSC. SFSC also agreed not to take action to enforce its rights under its two outstanding promissory notes until the Class Action Litigation is settled or June 30, 2002, whichever is earlier. The Second Amended and Restated Agreement also removed the provision requiring Centex Financial to loan $6,101,802 to SFSC and removed the obligations of SFSC to indemnify the Company, Centex Financial and their affiliates against claims, other than those associated with the Class Action Litigation.

         The Second Amended and Restated Agreement did not alter or amend the rights or treatment of the Company's shareholders contemplated by the First Amended and Restated Agreement and described in this Statement.

         On November 28, 2001, the Bankruptcy Court entered an order approving the Second Amended and Restated Agreement. The transactions contemplated by the Second Amended and Restated Agreement and described in this Statement were consummated on November 29, 2001. As a result, each share of the Company's common stock that was issued and outstanding on the Petition Date (other than shares held by Greenhaven Associates, Inc., Centex Financial and CPS) now represents only the right to receive $0.106 per share in cash. Greenhaven Associates, Inc., Centex Financial and CPS each retained their shares in accordance with the terms of the Plan of Reorganization.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information set forth in Item 6 of the Statement is hereby amended and supplemented as follows:

         The Bankruptcy Court approved the Plan of Reorganization on October 30, 2001. On November 28, 2001, the Bankruptcy Court entered an order approving the Second Amended and Restated Agreement. In connection with the closing of the transactions contemplated by the Second Amended and Restated Agreement, on November 29, 2001, Jeffrey W. Kramer resigned his position as Director of the Company, James Hinton resigned his position as Director, Chief Executive Officer and President of the Company and Alan Ferree resigned his position as Chief Financial Officer and Secretary of the Company. As the sole remaining Director, James B. Gardner appointed Leldon E. Echols, Anthony H. Barone and John L. Matthews (Messrs. Gardner, Echols, Barone and Matthews collectively referred to as the "New Board") as Directors of the Company to fill the vacancies created by the resignations of Messrs. Kramer and Hinton and the prior resignations of Messrs. Bradley, Sr., and Bradley, Jr. The New Board then set the number of directors seated on the Company's board of directors at four. The New Board also elected James Hinton as President and Chief Executive Officer of the Company, Alan Ferree as Senior Vice President and Chief Financial Officer of the Company, Raymond G. Smerge as Executive Vice President and Secretary of the Company, and Vicki A. Roberts as Treasurer of the Company.

         After giving effect to the transactions consummated on November 29, 2001, the Company has only three shareholders (Greenhaven Associates, Inc., Centex Financial and CPS). On December 4, 2001, the Company filed a certification on Form 15 pursuant to Rule 12g-4 to provide notice of the termination of the registration of the Company's common stock under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 11 of the Statement is hereby amended and supplemented as follows:

         After giving effect to the consummation of the transactions contemplated by the Plan of Reorganization and the Second Amended and Restated Agreement, Centex Financial owns 2,565,196 shares (52.3%) of the Company's issued and outstanding common stock and CPS owns 1,934,706 shares (39.4)% of the Company's issued and outstanding common stock.

ITEM 16.      EXHIBITS.

         (d) Second Amended and Restated Stock Purchase Agreement, dated as of November 21, 2001, by and among NAB Asset Corporation, Stanwich Financial Services Corp., and Centex Financial Services, Inc.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Charles E. Bradley, Sr.
                                              ----------------------------------
                                                          (Signature)


                                                        Charles E. Bradley, Sr.
                                              ----------------------------------
                                                           (Name and Title)


                                                           December 12, 2001
                                              ----------------------------------
                                                                 (Date)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Alan Ferree
                                   ---------------------------------------------
                                                   (Signature)

                                                 Alan Ferree,
                                    Senior Vice President, NAB Asset Corporation
                                   ---------------------------------------------
                                                (Name and Title)


                                                December 12, 2001
                                   ---------------------------------------------
                                                      (Date)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ Charles E. Bradley, Sr.
                                   ---------------------------------------------
                                                  (Signature)

                                            Charles E. Bradley, Sr.,
                                    President, Stanwich Financial Services Corp.
                                   ---------------------------------------------
                                                     (Name)


                                                December 12, 2001
                                   ---------------------------------------------
                                                     (Date)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Charles E. Bradley, Jr.
                                   ---------------------------------------------
                                                  (Signature)


                                             Charles E. Bradley, Jr.
                                    President, Consumer Portfolio Services, Inc.
                                   ---------------------------------------------
                                                   (Name)


                                                  December 12, 2001
                                   ---------------------------------------------
                                                       (Date)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ Charles E. Bradley, Jr.
                                   ---------------------------------------------
                                                    (Signature)


                                              Charles E. Bradley, Jr.
                                   ---------------------------------------------
                                                      (Name)


                                                 December 12, 2001
                                   ---------------------------------------------
                                                       (Date)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ James B. Gardner
                                   ---------------------------------------------
                                                   (Signature)


                                                 James B. Gardner
                                   ---------------------------------------------
                                                      (Name)


                                                 December 12, 2001
                                   ---------------------------------------------
                                                      (Date)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------

  (a)     Second Amended and Restated Stock Purchase Agreement, dated as of
          November 21, 2001, by and among NAB Asset Corporation, Stanwich
          Financial Services Corp., and Centex Financial Services, Inc.